nView Medical, Inc.

Annual Report — Regulation CF

For the fiscal year ended December 31, 2025

1 Company overview & year update

Company overview

nView medical develops intraoperative imaging and navigation technology that provides three-dimensional visualization and guidance for surgical use. The nView s1 system has received FDA 510(k) clearance for imaging and navigation applications in pediatric patients and, as of the date of this report, has been used in over 1,000 surgical procedures in U.S. hospitals.

The Company focuses on improving intraoperative visualization and workflow integration in surgical environments where conventional imaging may be limited in representing three-dimensional anatomy, or where available three-dimensional imaging modalities may be cumbersome to use or involve higher radiation exposure.

nView medical generates revenue from system sales and recurring sources, including disposable components and service and support agreements. This model expands the installed base while supporting ongoing revenue from system utilization.

The Company maintains a portfolio of issued patents and patent applications related to 3D imaging, navigation, and surgical planning technologies. These patents are intended to protect aspects of image reconstruction, system integration, and workflow implementation. The Company continues to develop and file additional intellectual property as part of its ongoing product development efforts.

nView medical operates in the medical imaging and surgical navigation market, which includes established companies such as GE Healthcare, Siemens Healthineers, and Medtronic. These companies offer a range of imaging and navigation systems, including fluoroscopy, CT, and surgical guidance platforms. The Company's system is designed to address specific use cases involving intraoperative 3D imaging with lower radiation exposure and integration into surgical workflows.

Year update

During 2025, nView medical continued its transition from early deployment to broader commercialization. The Company's imaging system was used in more than 400 surgical procedures during the year, bringing cumulative usage to more than 1,000 procedures across its installed base, supporting clinical care across a range of pediatric patients. The Company also installed a new system at a customer site and completed onboarding, including training and transition to routine clinical use.

Financially, the Company generated revenue in excess of $1 million for the first time and significantly reduced net losses compared to the prior year.

The Company completed a Regulation Crowdfunding offering during the year, raising approximately $250,000, and subsequently raised an additional $50,000 through a Simple Agreement for Future Equity (SAFE). These financings contributed to an improved balance sheet position.

The Company continued development efforts on its next-generation system, the nView s2, which is intended to support additional clinical applications, including potential use in adult surgical procedures, subject to regulatory clearance.

The Company also expanded its intellectual property portfolio, increasing the number of issued patents to 12 as of December 31, 2025, compared to 8 at the time of its initial Regulation Crowdfunding offering. In parallel, the Company expanded its research collaborations, including work with Children's National Hospital and Johns Hopkins University on two projects, one of which is supported by an NIH R01 grant related to imaging, robotics, and surgical workflows in pediatric orthopedics.

The Company has been in communication with the U.S. Food and Drug Administration regarding potential areas of non-compliance with certain regulatory requirements. The Company has responded and initiated field-related actions and internal corrective measures, which are ongoing.

The Company also participated in industry conferences during the year, including the Pediatric Orthopaedic Society of North America, the International Pediatric Orthopaedic Symposium, and the International Conference on Early Onset Scoliosis and the Growing Spine, where clinical collaborators presented early experiences with the system.

2 Directors and executive officers

As of the date of this filing, the Company's directors and executive officers are as follows:

Cristian Atria
Position: Chief Executive Officer
Dates of Service: 2014 – Present
Cristian Atria serves as Chief Executive Officer and oversees the Company's operations, including product development, regulatory strategy, and commercialization.

Christopher von Jako
Position: Director
Dates of Service: 2014 – Present
Christopher von Jako serves as a member of the Board of Directors and provides strategic guidance to the Company.

Other Business Experience:
- Polarean – Chief Executive Officer (June 2023 – Present)
- BrainsWay – Chief Executive Officer (January 2020 – March 2023)

Kevin Foley, M.D.
Position: Director
Dates of Service: 2019 – Present
Dr. Foley serves as a member of the Board of Directors and provides clinical and strategic input to the Company.
Other Business Experience:
Semmes-Murphey Clinic / University of Tennessee Health Science Center – Board Chairman and Professor of Neurosurgery (1992 – Present)

Lu Zhang
Position: Director
Dates of Service: 2018 – March 2024; January 2025 – Present
Lu Zhang serves as a member of the Board of Directors. She is the Founder and Managing Partner of Fusion Fund.

3 Ownership

As of the date of this filing, Cristian Atria beneficially owns more than 20% of the Company's outstanding equity securities. No other person beneficially owns 20% or more of the Company.

4 Related party transactions

The Company has not conducted any related party transactions in 2025.

5 Financial condition & results

For the year ended December 31, 2025, nView medical generated revenue in excess of $1 million, representing 19% growth compared to the prior year. More than 60% of this revenue was derived from recurring sources, including consumables and service-related activities associated with the Company's installed base.

Operating expenses remained significant relative to revenue, reflecting continued investment in product development and regulatory activities. Net losses decreased to approximately $233,000 in 2025 from approximately $762,000 in the prior year, representing a reduction of approximately 70% compared to the prior year, primarily due to cost management and increased revenue. The Company continues to operate at a loss as it advances its technology.

Net cash used in operating activities was approximately $44,000 in 2025, compared to approximately $162,000 in the prior year, reflecting improved operating cash flow.

The Company's liquidity is supported by a combination of revenue and external financing. During 2025, the Company completed a Regulation Crowdfunding offering and subsequently raised additional capital through a SAFE, contributing to an improved balance sheet position. The Company continues to manage its cash resources carefully and will likely require additional financing to support ongoing operations and growth initiatives.

6 Risk factors

The Company is subject to a number of risks and uncertainties that could adversely affect its business, financial condition, and results of operations. The following factors, in addition to general risks associated with early-stage companies, should be considered in evaluating the Company.

Early-stage company and uncertain operating results. The Company is in the early stages of commercialization and has a limited operating history. There can be no assurance that the Company will achieve or sustain profitability, generate sufficient revenue, or successfully execute its business plan. The Company's financial projections and expectations are inherently uncertain and subject to change based on factors beyond its control.

Liquidity constraints and indebtedness. The Company has outstanding indebtedness, including convertible debt due in 2026. The Company does not currently have sufficient cash resources to repay these obligations as they come due and expects to address them through extensions, restructuring, or conversion into equity. While the Company has historically worked with lenders to extend or modify the terms of its obligations, there can be no assurance that such arrangements will continue to be available on acceptable terms, or at all. If the Company is unable to refinance, extend, or restructure its debt, it may be required to seek additional financing, which may not be available when needed or may be available only on unfavorable terms. Any conversion of outstanding debt into equity could result in dilution to existing stockholders.

Need for additional capital. The Company expects to require additional capital to support operations, product development, regulatory activities, and commercialization. Such capital may be raised through equity, debt, or other financing arrangements. Additional financings may be dilutive to existing stockholders or may include terms that are more favorable to new investors. There can be no assurance that additional capital will be available when needed or on acceptable terms.

Regulatory risks and compliance uncertainty. The Company's products are subject to extensive regulation by the U.S. Food and Drug Administration and other regulatory authorities. Compliance with applicable regulatory requirements is complex and may change over time. During 2025, the Company received a communication from the FDA identifying potential areas of non-compliance with certain regulatory requirements. The Company has responded and initiated corrective and field-related actions; however, these activities are ongoing, and there can be no assurance that the Company's actions will fully resolve the matters raised or prevent additional regulatory scrutiny. In addition, the Company's technology is novel and may not fit squarely within existing regulatory frameworks. This may result in increased regulatory uncertainty, additional compliance requirements, delays in product development or commercialization, or the need for further modifications to the Company's systems. Such factors could adversely affect the Company's business, financial condition, and operating results.

Competition. The Company operates in a competitive market that includes large, well-capitalized companies as well as emerging entrants. In recent periods, the Company has observed increased activity from new market participants developing technologies intended to address similar clinical use cases. Existing and new competitors may have greater financial, technical, manufacturing, or commercial resources than the Company, and may be able to develop, obtain regulatory clearance for, or commercialize competing products more rapidly or effectively. Increased competition may result in pricing pressure, reduced market share, or reduced adoption of the Company's products. In addition, competing technologies may evolve in ways that reduce the differentiation or perceived advantages of the Company's approach. There can be no assurance that the Company will be able to compete effectively or maintain its position in the market.

Supply chain and component availability risks. The Company relies on third-party suppliers for critical components used in its products. Certain components used in the nView s1 system are no longer supplied, and the Company must identify and qualify alternative sources or redesign affected subsystems. In addition, certain components required for the Company's next-generation systems are not yet commercially available. These factors may result in delays, increased costs, or the need for design modifications, which could adversely affect the Company's operations and development timelines.

Product quality, safety, and liability. The Company's products are used in clinical environments and must meet high standards of quality and safety. Any defects, malfunctions, or failures could result in adverse clinical outcomes, regulatory action, product recalls, or liability claims. Such events could harm the Company's reputation and financial condition.

Intellectual property risks. The Company relies on its intellectual property to protect its technology and competitive position. There can be no assurance that existing or future patents will provide meaningful protection, that competitors will not design around the Company's intellectual property, or that the Company will be able to enforce its rights. The cost of enforcing intellectual property rights may be significant and may limit the Company's ability to protect its assets. The Company may also be subject to claims that its products or technologies infringe the intellectual property rights of third parties. Any such claims, whether or not successful, could result in costly litigation, require the Company to modify its products, or limit its ability to commercialize its technology.

Dependence on key personnel. The Company's success depends on the continued services of its management team and key personnel. The loss of one or more key individuals, or the inability to attract and retain qualified personnel, could adversely affect the Company's ability to execute its business plan.

Limited liquidity and transfer restrictions. The securities issued by the Company are illiquid and subject to transfer restrictions. There is no public market for the Company's securities, and investors should be prepared to hold their investment for an extended period. There can be no assurance that a market for resale will develop or that investors will be able to sell their securities at a favorable price.

Limited information and minority investor rights. Investors generally do not have the same level of information rights or control as investors in public companies and rely on management's discretion in operating the business.

7 Financial statements

The Company's financial statements are included as Appendix A to this report.

8 Website availability

This report is available on the Company's website at www.nviewmed.com/investors .

9 Signature

nView Medical, Inc.

By: _____

Name: Cristian Atria

Title: Chief Executive Officer

Date: 4/28/2026

Appendix A – Financial statements

NVIEW MEDICAL INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
nView Medical Inc.
Salt Lake City, Utah

We have reviewed the accompanying financial statements of nView Medical Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 28, 2026
Calabasas, CA 91302

NVIEW MEDICAL INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	252,109	$	149,059
Accounts Receivable		61,645		125,912
Inventory		155,817		237,958
Prepaids and Other Current Assets		23,658		16,021
Total Current Assets		493,229		528,950
Property and Equipment, net		69,534		116,729
Right-of-Use Asset		22,835		54,368
Intangible Assets		231,811		213,156
Security Deposit		2,892		2,892
Total Assets	$	820,301	$	916,095
LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT				
Current Liabilities:				
Accounts Payable	$	20,911	$	39,156
Credit Cards		58,904		59,370
Current Portion of Loans and Notes		37,079		60,449
Current Portion of Convertible Notes		1,750,000		1,500,000
Accrued Interest on Convertible Note		520,482		363,945
Lease Liability, current portion		22,483		31,532
Deferred Revenue		114,667		142,933
Other Current Liabilities		90,766		130,181
Total Current Liabilities		2,615,292		2,327,566
Loans and Promissory Notes, net of current portion		68,308		100,689
Simple Agreement for Future Equity		50,875		-
Lease Liability, net of current portion		-		22,835
Convertible note, net of current portion		-		250,000
Accrued Interest – Non-Current Liability		-		111,671
Total Liabilities		2,734,475		2,812,761
STOCKHOLDERS' DEFICIT				
Common Stock		2,118		2,059
Series A-1 Preferred Stock		5,170		5,170
Series A- 2 Preferred Stock		1,069		1,069
Series A-3 Preferred Stock		1,567		1,567
Series Seed Preferred Stock		1,800		1,800
Series Seed-1 Preferred Stock		2,785		2,785
Additional Paid in Capital		5,236,425		5,020,608
Accumulated Deficit		(7,165,108)		(6,931,724)
Total Stockholders' Deficit		(1,914,174)		(1,896,666)
Total Liabilities and Stockholders' Deficit	$	820,301	$	916,095

See accompanying notes to financial statements.

nVIEW MEDICAL INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 1,079,148	$ 905,306
Cost of Goods Sold	414,438	375,704
Gross Profit	**664,710**	**529,602**
Operating Expenses		
General and Administrative	449,454	577,865
Research and Development	321,216	262,867
Selling and Marketing	55,947	81,817
Total Operating Expenses	**826,617**	**922,549**
Operating Loss	**(161,907)**	**(392,947)**
Interest Expense	148,221	390,062
Fair Value in Excess of Stated Value of SAFEs	875	-
Other Loss/(Income)	(77,619)	(21,430)
Loss Before Provision for Income Taxes	**(233,384)**	**(761,579)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (233,384)**	**$ (761,579)**

See accompanying notes to financial statements.

nVIEW MEDICAL INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

	Common Stock		Series A-1 Preferred Stock		Series A- 2 Preferred Stock		Series A-3 Preferred Stock		Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Additional Paid In	Accumulated	Total Stockholders'
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance—December 31, 2023	**2,059,000**	**$ 2,059**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**180,001**	**$ 1,800**	**278,462**	**$ 2,785**	**$ 917,860**	**$ (6,170,145)**	**$ (5,245,641)**
Share-Based Compensation									-	-	-	-	41,798	-	41,798
Conversion of Convertible Notes to Stock			517,021	5,170	106,868	1,069	156,730	1,567	-	-	-	-	4,060,950	-	4,068,757
Net Loss									-	-	-	-		(761,579)	(761,579)
Balance—December 31, 2024	**2,059,000**	**$ 2,059**	**517,021**	**$ 5,170**	**106,868**	**$ 1,069**	**156,730**	**$ 1,567**	**180,001**	**$ 1,800**	**278,462**	**$ 2,785**	**5,020,608**	**$ (6,931,724)**	**$ (1,896,666)**
Issuance of stock	35,537	36	-	-	-	-	-	-	-	-	-	-	188,065	-	188,100
Issuance of Common Stock, stock options exercised	23,000	23	-	-	-	-	-	-	-	-	-	-	-	-	23
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	27,753	-	27,753
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(233,384)	(233,384)
Balance—December 31, 2025	**2,117,537**	**$ 2,118**	**517,021**	**$ 5,170**	**106,868**	**$ 1,069**	**156,730**	**$ 1,567**	**180,001**	**$ 1,800**	**278,462**	**$ 2,785**	**$ 5,236,425**	**$ (7,165,108)**	**$ (1,914,174)**

nVIEW MEDICAL INC.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(233,384)	$	(761,579)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		47,698		101,470
Amortization of Intangible Assets		15,300		14,169
Write-off of Intangible Assets		416		
Accrued Interest on Convertible Notes		44,866		380,149
Share-Based Compensation		27,753		41,798
Fair Value in Excess of Stated Value of SAFEs		875		-
Non-Cash Lease Expense		(352)		
Changes in Operating Assets and Liabilities:				
Accounts Receivable		64,267		(76,470)
Inventory		82,141		146,353
Prepaids and Other Current Assets		(7,637)		(13,921)
Accounts Payable		(18,245)		(12,537)
Deferred Revenue		(28,266)		102,933
Credit Cards		(466)		51,207
Other Current Liabilities		(39,415)		(137,587)
Security Deposit		-		2,106
Net Cash Used In Operating Activities		**(44,449)**		**(161,909)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(503)		(6,372)
Purchases of Intangible Assets		(34,371)		(31,092)
Net Cash Used in Investing Activities		**(34,874)**		**(37,464)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		188,124		-
Repayment of Promissory Notes and Loans, net		(55,751)		(52,351)
Borrowing on Convertible Notes		-		230,000
Proceeds from Issuance of Simple Agreement for Future Equity		50,000		-
Net Cash Provided by Financing Activities		**182,373**		**177,649**
Change in Cash		**103,050**		**(21,724)**
Cash —Beginning of The Year		149,059		170,783
Cash—End of The Year	$	**252,109**	$	**149,059**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	148,221	$	9,913
Cash Paid During the Year for Income Taxes	$	-	$	-
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Issuance of Equity in Return for Note and Accrued Interest		-	$	4,068,757

See accompanying notes to financial statement

1.   NATURE OF OPERATION

nView medical Inc. was incorporated on November 27, 2012, in the State of Delaware. The financial statements of nView medical Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Salt Lake City, Utah.

nView medical Inc. is a medical technology company specializing in real-time 3D imaging solutions for spine, orthopedic, and surgical applications. By integrating advanced imaging hardware and AI-powered software, nView Medical Inc. enhances surgical accuracy, optimizes workflows, and improves patient outcomes. The company's flagship product, the nView s1 system, provides hospitals with an innovative imaging solution, available for purchase or rental, with additional revenue from surgical disposables and clinical support services. Currently commercializing in the niche market of pediatric spine and orthopedic surgery, nView medical operates with a lean team of five full-time employees.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025, and December 31, 2024, the Company's cash exceeded FDIC insured limits by $2,109 and $0, respectively.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment- System	5 years
Equipment- GPU Workstation	5 years
Equipment- Surgical Table	5 years

Intangible Assets

Intangible assets with finite lives, such as patents, are amortized on a straight-line basis over their estimated useful lives. The Company capitalizes direct costs associated with obtaining patents, including filing fees and legal fees incurred in connection with patent prosecution for internally developed inventions. Upon issuance, capitalized costs are amortized over the expected period to be benefitted, not to exceed the legal life of the patent, which may be as long as 20 years. Costs associated with abandoned patent applications are expensed in the period of abandonment.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company sells or rents the nView s1 system to hospitals. The nView s1 system is a 3D imaging system for surgery and is typically used with a navigation option. The company generates revenue by selling the capital equipment or by renting either month to month or year to year. Surgical disposables are sold for every spine surgery. Services include equipment service for capital equipment customers starting a year after installation, and clinical support services if the customer wants ongoing support in the operating room.

Cost of Sales

Cost of sales includes the cost of supplies, cost of equipment and equipment services.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

Equity Issuance Costs
Equity issuance costs are costs directly attributable to issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities. The company expense these costs as incurred.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $55,947 and $81,817, which is included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Convertible Notes
Convertible notes are accounted for in accordance with ASC 470 and ASC 815. If the embedded conversion features require bifurcation, they are recorded separately as derivative liabilities at fair value. If not bifurcated, the notes are measured at amortized cost, and any premium, discount, or beneficial conversion feature is amortized over the term of the note.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:
- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that

require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,		2025		2024
Prepaid Expenses	$	16,492	$	13,921
Payroll Refund		-		2,100
Tax Holding Account		7,166		
Total Prepaids and Other Current Assets	$	23,658	$	16,021

Other current liabilities consist of the following:

As of December 31,		2025		2024
Accrued Payroll	$	77,951	$	102,024
Warranty liability		2,155		6,025
Tax Payable		10,660		22,132
Total Other Current Liabilities	$	90,766	$	130,181

4.   INVENTORY

Inventory consists of the following:

As of December 31,		2025		2024
Raw Materials	$	8,361	$	18,528
Work-in-process		147,456		219,430
Total Inventory	$	155,817	$	237,958

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2025		2024
Equipment- System	$	601,496	$	600,993
Equipment- GPU Workstation		27,634		27,634
Equipment- Surgical Table		5,973		5,973
Property and Equipment, at cost		635,103		634,600
Accumulated Depreciation		(565,569)		(517,871)
Property and Equipment, net	$	69,534	$	116,729

Depreciation expense for the years ended December 31, 2025 and 2024 was $47,698 and $101,470, respectively.

6.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Patents	$ 300,455	$ 284,352
Intangible Assets, at cost	**300,455**	**284,352**
Accumulated Amortization	(68,644)	(71,196)
Intangible Assets, net	$ **231,811**	$ **213,156**

Amortization expense for the years ended December 31, 2025 and 2024 was $15,300 and $14,169, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

Period	Amortization Expense
2026	$ 15,300
2027	15,300
2028	15,300
2029	15,300
Thereafter	170,611
Total	$ **231,811**

7. LEASES

The Company has an operating lease for business premises, The Company's lease has term maturing through 2026. Monthly payments are $2,938. Rent expense is recorded on a straight-line basis over the lease term.

The remaining lease terms for operating lease as of December 31, 2025 and 2024 were 0.7 years and 1.7 years, respectively.

The discount rate for operating lease as of December 31, 2025 and 2024 were 10% and 10%, respectively.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

As of December 31,	2025
2026	$ 23,504
2027	-
2028	-
2029	-
Thereafter	
Present Value Discount	(1,021)
Total	$ **22,483**

Cash paid for amounts included in the measurement of operating lease liabilities was $35,256 and $11,752 for the years ended December 31, 2025 and 2024, respectively.

8. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of outstanding loans are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2025			As of December 31, 2024		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
U.S. Bank Quick Loan	$ 13,336	5.24%	5/25/2022	5/25/2027	$ 2,908	$ 1,014	$ 3,904	$ 3,043	$ 3,617	$ 6,660
U.S. Bank Quick Loan	$ 39,667	4.74%	2/22/2022	2/22/2026	1,804	-	1,804	10,908	1,433	12,341
U.S. Bank Quick Loan	$ 39,667	4.74%	4/27/2022	4/27/2026	2,721	-	2,705	10,906	2,302	13,208
U.S. Bank Quick Loan	$ 148,229	7.44%	8/24/2022	8/24/2027	29,646	17,294	46,940	35,592	43,337	78,929
Utah Technology Innovation Funding	$ 50,000	Prime Rate	12/22/2022	12/21/2032	-	50,000	50,000	-	50,000	50,000
Total					**$ 37,079**	**$ 68,308**	**$ 105,353**	**$ 60,449**	**$ 100,689**	**$ 161,137**

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2025			As of December 31, 2024		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note	$ 1,500,000	8.00%	12/20/2021	12/17/2026	$ 1,500,000	$ -	$ 1,500,000	$ 1,500,000	$ -	$ 1,500,000
2019 Convertible Note	$ 250,000	8.00%	06/03/2019	10/19/2026	$ 250,000	$ -	$ 250,000	$ -	$ 250,000	$ 250,000
Convertible Note converted into Equity in 2024	$ 3,055,000				-	-	-	-	-	-
Total	**$ -**				**$ 1,750,000**	**$ -**	**$ 1,750,000**	**$ 1,500,000**	**$ 250,000**	**$ 35,000**

Each note will be convertible into Conversion Shares pursuant to the following events:

Next Equity Financing Conversion. If the Company completes an equity financing with total proceeds of at least $3,000,000 (excluding the conversion of this and similar convertible notes), the outstanding principal and accrued interest will automatically convert into preferred equity securities. The conversion price is the lesser of:

- 85% of the per-share price paid by new investors, or
- $26,000,000 divided by the fully diluted shares outstanding immediately before the financing.

The converted shares will have the same rights, privileges, and preferences as those issued in the financing.

Corporate Transaction Conversion. If the Company undergoes a Change of Control (such as a merger, acquisition, or sale of all or substantially all assets), the Company will either:

- Repay the note in cash, covering the outstanding principal and accrued interest, or
- Upon the holder's election, convert the outstanding balance into common stock, based on a $26,000,000 valuation and the fully diluted shares outstanding before the transaction.

The Company is required to notify the noteholder at least 20 days before the anticipated closing of such a transaction.

Maturity Conversion

If the note remains outstanding on the Maturity Date (December 20, 2023), the holder may elect to convert the outstanding balance into common stock at a price based on a $26,000,000 valuation and the fully diluted shares outstanding at the time of conversion. If the holder does not elect to convert, the full balance becomes due and payable upon request.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	2025	2024
SAFE - 2025	2025	$ 26,086,956	$ 50,000	0%	$ 50,000	$ -
Fair Value in Excess of Stated Value of Derivative Instrument					$ (875)	
Total SAFE(s)			$ 50,000		$ 49,125	$ -

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) on par with payments for other Safes and/or Preferred Stock, with proceeds distributed pro rata if insufficient to permit full payments; and (iii) senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

9.   SHARE BASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 600,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.
The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	**303,500** $	**1.57**	**-**
Granted	62,000		
Exercised	-		
Expired/Cancelled	(80,000)		-
Outstanding at December 31, 2024	**285,500** $	**1.57**	**4.30**
Exercisable Options at December 31, 2024	**285,500** $	**1.57**	**4.30**
Granted	-	-	
Exercised	(23,000)	-	
Expired	(43,000)	-	
Outstanding at December 31, 2025	**219,500** $	**1.57**	**3.30**
Exercisable Options at December 31, 2025	**219,500** $	**1.57**	**3.30**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $27,753 and $41,798, respectively.

10. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 3,915,000 shares of common stock with a par value of $0.001. As of December 31, 2025, and December 31, 2024, 2,117,537 and 2,059,000 shares of common stock have been issued and were outstanding. Holders of common stock are entitled to one vote per share on all matters submitted to stockholders. The voting, dividend, and liquidation rights of common stockholders are subject to and qualified by the rights, powers, and preferences of the holders of preferred stock. In any liquidation or dissolution, after payment of all preferential amounts to holders of preferred stock, the remaining assets of the Corporation shall be distributed among common stockholders on a pro rata basis.

Preferred Stock
The Company is authorized to issue 1,239,082 shares of preferred stock with a par value of $0.01. Holders of preferred stock are entitled to vote on an as-converted to common stock basis, together with common stockholders as a single class. Holders of preferred stock are entitled to receive non-cumulative dividends at a rate of 6% of the applicable Original Issue Price per share, prior to any dividend being paid on common stock. Each share of preferred stock is convertible, at the option of the holder, into common stock at a conversion ratio determined by dividing the applicable Original Issue Price by the applicable Conversion Price, subject to adjustment for dilutive issuances, stock splits, and other recapitalization events. All outstanding shares of preferred stock shall automatically convert into common stock upon the closing of a qualified public offering with a market capitalization of at least $150,000,000 and gross proceeds to the Company of at least $30,000,000, or upon the written consent of at least a majority of the then outstanding shares of Designated Preferred Stock.

Preferred Stock Series A-1
The Company is authorized to issue 517,021 shares of Series A-1 Preferred Stock with a par value of $0.01 and an Original Issue Price of $4.90444 per share. As of December 31, 2025, and 2024, 517,021 and 517,021 shares have been issued and were outstanding, respectively. In any liquidation, dissolution, or deemed liquidation event, holders of Series A Preferred Stock (Series A-1, A-2, and A-3, pari passu) are entitled to receive, prior to any payment to holders of Series Seed-1, Series Seed, or common stock, an amount per share equal to the greater of (i) the applicable Original Issue Price plus any declared but unpaid dividends, or (ii) the amount payable on an as-converted basis.

Preferred Stock Series A-2
The Company is authorized to issue 106,868 shares of Series A-2 Preferred Stock with a par value of $0.01 and an Original Issue Price of $6.25334 per share. As of December 31, 2025, and 2024, 106,868 and 106,868 shares have been issued and were outstanding, respectively. Liquidation rights are pari passu with Series A-1 and Series A-3.

Preferred Stock Series A-3
The Company is authorized to issue 156,730 shares of Series A-3 Preferred Stock with a par value of $0.01 and an Original Issue Price of $5.51762 per share. As of December 31, 2025, and 2024, 156,730 and 156,730 shares have been issued and were outstanding, respectively. Liquidation rights are pari passu with Series A-1 and Series A-2.

Series Seed-1 Preferred Stock
The Company is authorized to issue 278,462 shares of Series Seed-1 Preferred Stock with a par value of $0.01 and an Original Issue Price of $2.15827 per share. As of December 31, 2025, and 2024, 278,462 and 278,462 shares have been issued and were outstanding, respectively. In any liquidation, dissolution, or deemed liquidation event, after payment in full of the Series A Liquidation Amount, holders of Series Seed-1 Preferred Stock are entitled to receive, prior to any payment to holders of Series Seed Preferred Stock or common stock, an amount per share equal to the greater of (i) the Series Seed-1 Original Issue Price plus any declared but unpaid dividends, or (ii) the amount payable on an as-converted basis.

Series Seed Preferred Stock
The Company is authorized to issue 180,001 shares of Series Seed Preferred Stock with a par value of $0.01 and an Original Issue Price of $0.33333 per share. As of December 31, 2025, and 2024, 180,001 and 180,001 shares have been issued and were outstanding, respectively. In any liquidation, dissolution, or deemed liquidation event, after payment in full of the Series A and Series Seed-1 Liquidation Amounts, holders of Series Seed Preferred Stock are entitled to receive, prior to any payment to common stockholders, an amount per share equal to the greater of (i) 1.5x the Series Seed Original Issue Price plus any declared but unpaid dividends, or (ii) the amount payable on an as-converted basis.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (60,563)	$ (203,831)
Valuation Allowance	60,563	203,831
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (668,462)	$ (607,899)
Valuation Allowance	668,462	607,899
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,575,963. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2025, and December 31, 2024.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $161,907, an operating cash outflow of $44,449 and liquid assets in cash of $252,109, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.
The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

15. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.